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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VERILINK CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

923432108

(CUSIP Number)

Donald W. Morgan Larscom Incorporated 39745 Eureka Drive Newark, CA 94560 (510) 492-0800	copies to: Jamie Chung, Esq. Cooley Godward LLP One Maritime Plaza, 20th Floor San Francisco, CA 94111 (415) 693-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 92719D100	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Larscom Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)   X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

DELAWARE

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		2,771,037(1)

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		2,771,037(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,771,037(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

16.5%

14.	Type of Reporting Person (See Instructions)

CO

(1) 2,771,037 shares of Verilink Corporation Common Stock (as defined in Item 1) are subject to the Voting Agreement (as defined in item 4) entered into by Larscom Incorporated and certain stockholders of Verilink Corporation. Larscom Incorporated expressly disclaims beneficial ownership of any of the shares of Verilink Corporation Common Stock covered by the Voting Agreement.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Larscom Incorporated that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Verilink Corporation (“Verilink”). The principal executive offices of Verilink are located at 127 Jetplex Circle, Madison, AL 35758.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Statement is being filed by Larscom Incorporated (“Larscom”), a Delaware corporation, a manufacturer and marketer of high-speed network-access products for telecommunication service providers and corporate enterprise users.

(b)	The address of the principal office of Larscom is 39745 Eureka Drive, Milpitas, California 95035.

(c)	Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Larscom’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)	During the past five years, neither Larscom nor, to Larscom’s knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither Larscom nor, to Larscom’s knowledge, any person named in Schedule I to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each person named in Schedule I to this Schedule 13D is listed therein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To facilitate the consummation of the Merger (as defined in Item 4 below) and to induce Larscom to enter into the Merger Agreement (as defined in Item 4 below), Larscom has entered into a Voting Agreement with certain stockholders of Verilink. Larscom has not paid any additional consideration in connection with the execution and delivery of the Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION

     (a) — (b) Larscom entered into that certain Agreement and Plan of Merger, dated as of April 28, 2004 (the “Merger Agreement”), among Verilink, SRI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Verilink (“Merger Sub”), and Larscom. Upon the terms and subject to the conditions of the Merger Agreement (including, but not limited to, the adoption by the Larscom stockholders of the Merger Agreement and approval by the Verilink stockholders of the issuance of Verilink Common Stock (as defined below) in connection with the Merger), Merger Sub shall be merged with and into Larscom (the “Merger”) in accordance with the Delaware General Corporation Law. Following the Merger, the separate corporate existence of Merger Sub shall cease and Larscom shall continue as the surviving corporation and a wholly owned subsidiary of Verilink. Pursuant to the Merger Agreement, each share of Larscom Common Stock issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive 1.166 of a validly

3.

issued, fully paid and nonassessable share of Verilink Common Stock, par value $0.01 per share (“Verilink Common Stock”), in accordance with the Merger Agreement and subject to adjustment as provided in the Merger Agreement.

     Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement by Larscom, the persons named on Schedule II to this Schedule 13D (the “Specified Stockholders”) entered into that certain Voting Agreement, dated as of April 28, 2004 (the “Voting Agreement”), with Larscom concerning all the shares of Verilink Common Stock held by the Specified Stockholders, as well as any other shares of capital stock of Verilink acquired by the Specified Stockholders after the date of and during the term of the Voting Agreement (collectively, the “Subject Shares”). Pursuant to the Voting Agreement, the Specified Stockholders agreed to vote all of the Subject Shares (i) for approval and adoption of the Verilink Voting Proposal (as defined in the Merger Agreement), including the Merger and the Merger Agreement, (ii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Larscom under the Merger Agreement, or could reasonably be expected to result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled, (iii) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger, the Merger Agreement and the transactions contemplated thereby, and (iv) against (A) any other extraordinary corporate transaction other than the Merger, the Merger Agreement and the transactions contemplated thereby, such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving Larscom or any of its subsidiaries or (B) any other proposal or transaction not covered by the foregoing which is intended, or could reasonably be expected to, impede, frustrate, prevent, hinder, delay or nullify the Merger, the Merger Agreement and the transactions contemplated thereby.

     Pursuant to the Voting Agreement, the Specified Stockholders also irrevocably granted and appointed executive officers of Larscom as sole and exclusive attorneys, agents and proxies, with full power of substitution in each of them, to exercise all voting and related rights or, if applicable, to give consent to all matters described above. The proxy so granted will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates on the earlier of the consummation of the Merger or termination of the Merger Agreement.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, included as Exhibits 1 and 2, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

     (c) Not applicable.

     (d) Upon consummation of the Merger, the Verilink Board of Directors will be increased to six members, with Desmond P. Wilson, III joining the existing Verilink Board of Directors.

     (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

     (f) Not applicable.

     (g) Not applicable.

     (h) Not applicable.

     (i) Not applicable.

4.

     (j) Other than as described above, Larscom currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) — (b) As a result of the Voting Agreement, Larscom may be deemed to be the beneficial owner of at least 2,771,037 shares of Verilink Common Stock, as of May 10, 2004. Such Verilink Common Stock constitutes approximately 16.5% of the issued and outstanding shares of Verilink Common Stock. Larscom also may be deemed to have shared voting power with respect to the foregoing shares of Verilink Common Stock with respect to those matters described above. However, Larscom (a) is not entitled to any rights as a stockholder of Verilink with respect to the foregoing shares of Verilink Common Stock, and (b) disclaims any beneficial ownership of the shares of Verilink Common Stock which are covered by the Voting Agreement.

     To the knowledge of Larscom, no person listed on Schedule I to this Schedule 13D has an equity or other ownership interest in Verilink. Set forth on Schedule II to this Schedule 13D are the names of the Specified Stockholders who executed a Voting Agreement and the number of shares beneficially owned by each such person. Set forth in Schedule III to this Schedule 13D is, to the knowledge of Larscom, the respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is located conducted, of each person with whom Larscom shares the power to vote or to direct the vote or to dispose or direct the disposition of Verilink Common Stock.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Verilink Common Stock beneficially owned by Larscom.

     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Item 4 above, to the best knowledge of Larscom, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) among Larscom and any other person with respect to the securities of Verilink, including, but not limited to, transfer or voting of any of Verilink’s securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
2.1	Agreement and Plan of Merger, dated as of April 28, 2004, by and among Verilink Corporation, SRI Acquisition Corp. and Larscom Incorporated (incorporated by reference to Exhibit 2.1 to Verilink’s Current Report on Form 8-K filed with the SEC April 30, 2004)
2.2	Voting Agreement dated, as of April 28, 2004, by and between Verilink Corporation and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 2.3 to Verilink’s Current Report on Form 8-K filed with the SEC on April 30, 2004)

[signature page attached]

6.

ITEM 8. SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2004

(Date)

LARSCOM INCORPORATED

/s/ Donald W. Morgan

(Signature)

Donald W. Morgan
Vice President and Chief Financial Officer

(Name/Title)

7.

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF LARSCOM INCORPORATED

Title, Present Principal Occupation
Name, Employer and Address	or Employment	Citizenship
Lawrence D. Milligan Axel Johnson Inc 300 Atlantic Street Stamford, Connecticut 06901-3530	Chairman of the Executive Committee of the Board of Directors	U.S.

Allen R. Adams Carrius Technologies, Inc. 2140 Lake Park Blvd., Suite 500 Richardson, TX 75080	Chairman and Chief Executive Officer	U.S.

Jeffrey M. Drazan Sierra Ventures 2884 Sand Hill Road, Ste. 100 Menlo Park, CA 94025	General Partner	U.S.

Donald G. Heitt 7717 E. Conquistadores Drive Scottsdale, AZ 85255	Retired	U.S.

John F. Malone Eastern Management Group One Crossroads Drive Bedminster, NJ 07921	President and Chief Executive Officer	U.S.

W. Michael West 14801 Andrew Court Saratoga, CA 95070	Retired	U.S.

Desmond P. Wilson III Axel Johnson Inc 300 Atlantic Street Stamford, Connecticut 06901-3530	President and Chief Executive Officer	U.S.

Daniel L. Scharre Larscom Incorporated 39745 Eureka Drive Milpitas, CA 95035	President and Chief Executive Officer	U.S.

Donald W. Morgan Larscom Incorporated 39745 Eureka Drive Milpitas, CA 95035	Vice President and Chief Financial Officer	U.S.

Gurdip Jande Larscom Incorporated 39745 Eureka Drive Milpitas, CA 95035	Vice President of Marketing	U.S.

8.

Adam Opoczynski Larscom Incorporated 39745 Eureka Drive Milpitas, CA 95035	Vice President of Marketing	U.S.

Peter Moulds Larscom Incorporated 39745 Eureka Drive Milpitas, CA 95035	Vice President, Worldwide Sales	U.S.

9.

SCHEDULE II

SPECIFIED STOCKHOLDERS AND PERCENTAGE OF VERILINK COMMON STOCK

		Vested
		Options	Total	Percentages
	Number of	Exercisable	Shares	of Shares
	Outstanding Shares	Within 60	Beneficially	Beneficially
NAME OF BENEFICIAL OWNER	Owned	Days (1)	Owned	Owned (2)
Leigh S. Belden(3)	1,099,061	743,209	1,842,270	11.4%
Belden Trust	498,011	0	498,011	3.2%
Beltech	600,000	0	600,000	3.9%
Steven C. Taylor(4)	811,607	118,210	929,817	6.0%
Baytech	1,050	0	1,050	*
Reporting Persons Collectively	1,909,618	861,419	2,771,037	16.5%

*	Less than 1%

(1)	In computing the number of shares of Verilink Common Stock beneficially owned by a Reporting Person and the respective percentage ownership, shares subject to options held by each Reporting Person that are vested and exercisable or vested and exercisable within 60 days of May 10, 2004 are deemed outstanding. Employee stock options granted under the 1993 Amended and Restated Stock Option Plan (the “1993 Plan”) are generally exercisable at the time of grant; however the shares of Verilink Common Stock issuable upon exercise typically vest over time provided the optionee remains continuously employed by Verilink. Under the 1993 Plan, upon cessation of employment, Verilink has the right to repurchase all of any unvested shares issued upon exercise of employee options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)	Percentage beneficially owned is based on 15,407,210 shares of Common Stock outstanding as of April 28, 2004.

(3)	Includes 498,011 shares owned by the Belden Trust, 600,000 shares owned by Beltech and 1,050 shares owned by Baytech. Excludes options to purchase 333,334 shares that are not vested, but exercisable within 60 days of May 10, 2004. Excludes shares held by Mr. Taylor, which are subject to the Voting Agreement. Mr. Belden disclaims beneficial ownership as to 50% of the shares held by Baytech, and all of the shares held by Mr. Taylor.

(4)	Includes 810,557 shares owned individually by Mr. Taylor and 1,050 shares owned by Baytech. Excludes options to purchase 16,666 shares that are not vested, but exercisable within 60 days of May 10, 2004. Excludes shares held by the Belden Trust and Beltech, which are subject to the Voting Agreement. Mr. Taylor disclaims beneficial ownership as to 50% of the shares held by Baytech, and all of the shares held by Beltech and the Belden Trust.

10.

SCHEDULE III

EMPLOYMENT INFORMATION OF SPECIFIED STOCKHOLDERS

Principal
Occupation or
Specified Stockholder	Employment	Name and Address of Employer
Leigh S. Belden	President and Chief Executive Officer of Verilink Corporation	127 Jetplex Circle, Madison, AL 35758

Beltech, Inc.	Investments	940 Southwood Blvd., Suite 201, Incline Village, NV 8942

Leigh S. Belden and Deborah Tinker Belden, or their Successors, Trustees u/a Dated 12/09/88	Trust	c/o Leigh S. Belden, 127 Jetplex Circle, Madison, AL 35758

Steven C. Taylor	Chief Technical Officer and member of the Board of Directors of Verilink Corporation	127 Jetplex Circle, Madison, AL 35758

Baytech Associates	Investments	c/o Leigh S. Belden, 127 Jetplex Circle, Madison, AL 35758

11.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1	Agreement and Plan of Merger, dated as of April 28, 2004, by and among Verilink Corporation, SRI Acquisition Corp. and Larscom Incorporated (incorporated by reference to Exhibit 2.1 to Verilink’s Current Report on Form 8-K filed with the SEC April 30, 2004)
2.2	Voting Agreement dated, as of April 28, 2004, by and between Verilink Corporation and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 2.3 to Verilink’s Current Report on Form 8-K filed with the SEC on April 30, 2004)

12.